Exhibit 99.1

ICON plc Schedules Fourth Quarter and Full Year 2024 Earnings Conference Call

Dublin, Ireland, January 29, 2025 – ICON plc, (NASDAQ: ICLR) a world-leading healthcare intelligence and clinical research organisation, today announced that it will release financial results for the fourth quarter and full year 2024 results after the market closes on Wednesday, February 19, 2025. The company will hold a conference call and webcast to discuss its financial results and performance on Thursday, February 20, 2025 at 8:00am ET.

Any changes to these events and links to the live webcasts (where available) will be posted on the Investor section of our website under “Events”. A webcast replay of the conference call will be available approximately one hour following the conclusion of the call.

About ICON plc

ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 42,250 employees in 106 locations in 55 countries as at September 30, 2024. For further information about ICON, visit: www.iconplc.com.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Source: ICON plc

Contact: Kate Haven Vice President Investor Relations +1888 381 7923

ICON/ICLR-G